EXHIBIT 12

FIRSTENERGY CORP.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31
	2014	2013
	(Dollars in millions)
EARNINGS AS DEFINED IN REGULATION S-K:
Income from continuing operations	$122	$192
Interest and other charges, before reduction for amounts capitalized and deferred	265	258
Capitalized interest	(22)	(15)
Provision for income taxes	48	114
Interest element of rentals charged to income (1)	24	25
Earnings as defined	$437	$574

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$265	$258
Interest element of rentals charged to income (1)	24	25
Fixed charges as defined	$289	$283

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	1.51	2.03

(1)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

103